Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Ltd. Updates Announcement
of 16 May 2007
United States — 5/17/2007, Singapore — 5/18/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, refers to the voluntary conditional cash offer (Offer) announced on 1 March, 2007 by Goldman Sachs (Singapore) Pte (Goldman Sachs), for and on behalf of Singapore Technologies Semiconductors Pte Ltd (Offeror) and to the Company’s announcement on 16 May 2007 (16 May Announcement).
In the 16 May Announcement, the Company announced that it had received notification from Marathon Asset Management LLP (Marathon) and Oz Management LLC (Oz) of their interest in the Company’s Ordinary Shares and that taking into account the interest held by Marathon and Oz and the approximate shareholding of the Offeror, less than 10% of its Ordinary Shares may be held in public hands and therefore under Rule 724 of the Singapore Exchange Securities Trading Limited (SGX-ST) Listing Manual, SGX-ST may suspend trading of the Company’s Ordinary Shares if less than 10% of its issued Ordinary Shares are held in public hands, as required by Rule 723 of the SGX-ST Listing Manual.
On 17 May 2007, the Company became aware that Oz has ceased to be a substantial shareholder of the Company and based on the information set out in the notification from Oz (Subsequent Oz Notification), Oz holds 1.87% of the issued Ordinary Shares (including ADSs) of the Company. A copy of the Subsequent Oz Notification is attached.
On 17 May 2007 based on information set out in a notification from Marathon (Subsequent Marathon Notification), the Company also became aware that Marathon has voting control over 5.02% of the issued Ordinary Shares causing Marathon to be a substantial shareholder of the Company. The Subsequent Marathon Notification also states that Marathon has dispositive but non-voting authority over an additional 1.84% of the issued Ordinary Shares of the Company. A copy of the Subsequent Marathon Notification is attached.
Taking into account the Subsequent Oz Notification and the Subsequent Marathon Notification, as at the date of this Announcement as far as the Company is aware, it has no reason to believe that less than 10% of the Company’s issued Ordinary Shares are in the hands of the public.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement (including those extracted from or based on the 16 May Announcement, the Subsequent Oz Notification and the Subsequent Marathon Notification) are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or documents provided by third parties (including those extracted from or based on the Subsequent Oz Notification and the Subsequent Marathon Notification), the sole responsibility of the Directors of the Company has

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.
Forward Looking Statements
Certain statements in this release, including statements that SGX-ST may suspend trading of the Company’s securities, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual events to differ from our expectations include, but are not limited to, actions that may be taken by the Company or third parties in connection with or in response to STSPL’s pending tender offer for the Company’s Ordinary Shares and ADSs; general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests between Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the former separate STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Singapore Contact:
Tham Kah Locke
Vice President, Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
US Contacts:
Lisa Lavin
Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com